Exhibit 99.1
LDK Solar Signs a 10-Year Wafer Supply Agreement with Q-Cells
Xinyu City, China and Sunnyvale, CA, December 10, 2007 – LDK Solar Co., Ltd. (NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, announced today that it has signed a 10-year “Take or Pay” contract to supply multicrystalline wafers and polysilicon to Germany-based Q-Cells AG.
Under the terms of the agreement, LDK Solar will deliver more than 6 giga watts of multicrystalline solar wafers to Q-Cells over a ten-year period commencing in 2009 through 2018. LDK will use polysilicon from its polysilicon plant that is currently under construction, or other sources. Q-Cells shall make prepayments in the order of 10% of the silicon value to assist LDK with financing the expansion required to supply these volumes. Additionally, Q-Cells has the option to purchase further silicon wafers if LDK expands its production capacity.
“We are very pleased to expand our long standing relationship with Q-Cells with this significant supply agreement,” stated Xiaofeng Peng, Chairman and CEO. “We believe this contract is a testament to the quality of our products and strong customer relationships. We are also pleased to continue to support Q-Cells’ growth plans.”
“LDK has been a highly reliable partner and we are pleased to deepen our business relationship with the company,” stated Anton Milner, CEO of Q-Cells AG. “This 10-year contract with LDK ensures that we will continue to receive their high-quality multicrystalline wafers in support of our growth plans.”
About LDK Solar
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, the company provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi province in the People’s Republic of China. The company’s office in the United States is located in Sunnyvale, California.
About Q-Cells AG
Founded in 1999, Q-Cells AG, based in Thalheim, Germany, is the leading independent manufacturer of solar cells worldwide and one of the most rapidly growing companies in the PV industry. With its current workforce of more than 1,700 employees, Q-Cells expects to produce multi- and mono-crystalline silicon cells with a total output of 370 MWp in 2007. Q-Cells supplies independent module manufacturers in all strategic markets throughout the world. The company targets primarily the high performance market of PV module and system suppliers, where its products add significant value to its customers. Q-Cells is currently in the process of increasing its production capacity in the core business to more than 500 MWp until the end of 2007. In addition Q-Cells is substantially commercializing several thin-film technologies through its subsidiaries.
Safe Harbor Statement
This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Although LDK Solar believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risk and uncertainties that could cause actual results to differ materially from those projected.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801
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